Exhibit 21.1

List of Subsidiaries

China Biopharmaceuticals Corporation

NanJing Keyuan Pharmaceutical R&D Co., Ltd.

Suzhou Hengyi Pharmaceuticals of Feedstock Co., Ltd

Suzhou Erye Pharmaceutical Limited Company

Chengdu Tianyin Pharmaceutical Limited Company